No Act
PE 1/10/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 22, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-22-12

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

Dear Mr. Dunn:

This is in response to your letter dated January 10, 2012 concerning the shareholder proposal submitted to JPMorgan Chase by John Harrington. We also have received a letter on the proponent's behalf dated February 10, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

February 22, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

The proposal requests that the board undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(2). We note that, in the opinion of your counsel, implementation of the proposal would cause JPMorgan Chase to violate state law. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which JPMorgan Chase relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 10, 2012

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to JPMorgan Chase & Co. Regarding Board Review and Policy Changes on Board Member Indemnification Submitted by John C. Harrington

Ladies and Gentlemen:
John C. Harrington (the "Proponent") is the beneficial owner of common stock of JPMorgan Chase & Co. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated January 10, 2011, sent to the Securities and Exchange Commission Staff by Martin P. Dunn on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2012 proxy statement by virtue of Rule 14a-8(f), Rule 14a-8(i)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(7), and Rule 14a-8(i)(3).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2012 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Martin P. Dunn.

SUMMARY

The resolve clause of the proposal states: "Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership and contract."

The Company asserts that it may exclude the Proposal due to insufficient proof of ownership under Rule 14a-8(f). The Proposal was mailed by the Proponent on December 5, the same date that appeared on the proof of ownership letter. Therefore, the proof of ownership documentation was proper and not grounds for exclusion.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Company asserts that it may exclude the Proposal on state law grounds pursuant to Rule 14a-8(i)(2), (proposal would cause it to violate the laws of Delaware) and Rule 14a-8(i)(1) (not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.) Both of these arguments turn on an assumption that the proposal asks the Board to eliminate potential indemnification of directors, even in contexts in which the Company's counsel asserts that such denial would violate the Delaware Gen. laws. However, the Proposal clearly states that any policies adopted by the Board should only minimize indemnification to the extent permissible under Delaware laws. Therefore, the opinions of counsel in this instance are more properly utilized by the Board in implementing the proposal, than by the Staff in allowing the proposal to be excluded.

In particular, according to the Company's legal analysis, under Delaware law the Board cannot eliminate indemnification in contexts where the fiduciary judgment of the Board would result in a finding that it is in the interests of the corporation to indemnify. This would include, for instance, instances where indemnification would help to resolve litigation, or where it may be necessary in order to attract board members. The plain language of the proposal makes it clear in light of such opinion that the policies and bylaw changes adopted by the board could not rule out such a circumstance, since that would violate state law, exceeding the "extent permissible under the General Corporation Law of the State of Delaware and other applicable laws." The intent of the proposal is to move from current corporate policies which MAXIMIZE indemnification to the extent permissible under Delaware law, to an approach which MINIMIZES such indemnification within the bounds of Delaware law requirements. The Proposal does not specify, as the Company seems to imply, that the Board must minimize indemnification to the extent permissible under Del. Code Ann. tit. 8, Section 145, but rather under **all** Delaware Gen. laws, which clearly includes and encompasses all Delaware law requirements.

In addition, the subject matter of the proposal, modifying the indemnification of board members, has been previously found by Delaware courts to be a permissible subject matter of a shareholder's bylaw amendment. *Frantz Manufacturing Company v. EAC Industries*, 301 A 2d 401 (Del. 1985). The Company and its Delaware counsel have failed to provide any applicable citation to negate this prior state law precedent, but instead have speculated that prior precedent would be overruled if it came before the courts again.

Next, the company asserts that under Rule 14a-8(i)(7) the proposal may be excluded because it "deals with a matter relating to the company's ordinary business operations." In light of the financial crisis, and the likely role of both executives and board members at JPMorgan Chase, the accountability and accordingly the extent of indemnification of board members is a highly significant social policy and corporate governance issue, transcending ordinary business.

The Company's current policies as implemented through the bylaws require fact-finding by the board on the indemnification of other board members. It would be reasonable for shareholders to conclude that this is a systemic conflict of interest. It is a "you scratch, my back I scratch yours," environment. For the board members themselves to determine the degree to which others among them will be indemnified is an extreme of corporate insider politics and absence of accountability. Thus, this is a natural area for shareholder intervention, to provide guidance to the board on how the shareholders want the corporate power of indemnification to be exercised. Furthermore, the Proposal is at the level of requesting a policy change, and thus does not micromanage the board's or management's activities.

Finally, the Proposal is neither vague nor misleading, but is very clear in asking the Board to undertake a review and develop policies and bylaw amendments to alter and to the extent allowed by law, minimize, indemnification of board members. The Company's assertion that the proposal is misleading in asserting that criminality might be the indemnified is mistaken, as the plain language of the statute and various laws demonstrate that there are many plausible circumstances in which board member indemnification might occur, even in the face of criminal convictions or no contest pleas. Of particular importance is the reality that a conviction in the criminal courts would be made by a different finder of fact (a judge or jury), rather than the board members who would rule on whether a fellow board member qualified for indemnification.

ANALYSIS

I. PROOF OF OWNERSHIP WAS DOCUMENTED FOR THE APPROPRIATE HOLDING PERIOD.

The Proponent mailed the proposal and supporting statement on December 5, 2011 by depositing the proposal and supporting statement, and proof of ownership, in a UPS box on December 5, 2011. The transmittal letter and proof of ownership were dated on December 5. It is possible that UPS did not pick up from the box until December 6, as the paperwork appears to indicate.

The date of submission–when the documents left the custody of the Proponent – the transmittal letter and proof of ownership letter, were both December 5. The dates on the letters match consistent with Rule 14a-8(f). As stated in footnote 10 of Staff Legal Bulletin 14F, "For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery."[1]

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[1] Further, since the Proponent had stated as required under the Rule 14a-8(b) that he intended to hold the relevant shares through the shareholder meeting, the proofs of ownership, combined with the shareholder's own commitments to continue holding shares, received by the Company documented ownership of the relevant shares in excess of one year prior to the submittal date and going forward to the date of the annual meeting. Even if the submittal date

Therefore, the requirements of the rule have been met, and the proposal should not be found excludable under the proof of ownership rule.

II. THE PROPOSAL IS CONSISTENT WITH DELAWARE LAW AND IS A PROPER SUBJECT FOR SHAREHOLDER ACTION.

A. BACKGROUND ON DELAWARE LAW

Delaware law empowers corporations to indemnify board members and employees in certain circumstances. There are a few circumstances in which indemnification is mandatory under Delaware law, and an array of discretionary circumstances which are circumscribed by criteria prohibiting indemnification if certain behavior and knowledge standards are violated.

Within the range of *discretionary* indemnification circumstances, where the corporation is authorized but not required to indemnify board members, it is possible for a corporation to establish a policy to provide more or less indemnification of its board members and employees. The current practice of many companies, including JPMorgan Chase, is to ***maximize*** indemnification to the full extent permitted by Delaware law. But this is not an inevitable outcome; it represents current practice, and the present proposal suggests another practice, namely to minimize indemnification so as to only provide indemnification where it is legally necessary. Criteria for legal necessity would include any criteria identified by corporate counsel as required under Delaware law.

The following excerpt from the Delaware Journal of Corporate Law, INDEMNIFICATION IN DELAWARE: BALANCING POLICY GOALS AND LIABILITIES Karl E. Stauss, 29 Del J. Corp. L. 143, provides a good overview of the law of indemnification in Delaware.

> In 1986 the Delaware legislature provided a means for corporations to limit the substantive exposure of their directors to liability[2] and strengthened a corporation's ability to indemnify its officers and directors for litigation expenses and, in some instances, judgments.[3] "Section 145 remains the primary means of protecting directors against personal exposure to liability because of their service to the corporation."[4]
> Section 145 is both permissive and mandatory in its application to corporations. The statute empowers corporations to indemnify their present or former officers, directors, employees, and agents, as well as persons serving in such capacities in other entities at the request of the corporation.[5]Under certain circumstances, the statute mandates indemnification.[6]

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were treated as December 6, the date when UPS apparently received the Proposal, instead of the date when it left the shareholder's hands of December 5, a chain of continual ownership has been documented. There is no sound rationale to exclude the shareholder's proposal from the proxy under these circumstances.

[2] See Del. Code Ann. tit. 8, § 102(b)(7) (2002) and related discussion herein.
[3] See Del. Code Ann. tit. 8,§ 145 (2002) and related discussion herein.
[4] David A. Drexler et al., Delaware Corporation Law and Practice ß 6.02[7] (2002) at 16-2.
[5] Id. at 16-3.

Subsections (a) and (b) define the extent of indemnification and the scope of its availability. Subsection (b) is applicable to indemnification claims arising out of actions brought by the corporation itself, by its receivers, trustees, or custodians, or by stockholders derivatively on its behalf.[7] Subsection (a) is applicable to indemnification claims arising out of other actions, suits, and proceedings, whether civil, criminal, administrative, or investigative.[8] "The ability of directors to claim indemnity may be significantly affected by the form of the action."[9]

The permissive nature of Section 145 means that corporations do not have to include any type of indemnification to anyone, except as described in subsection (c). Yet, "virtually every public corporation has implemented [some form of indemnification] in order to provide assurances to its officers and directors that they will have the absolute right to claim indemnification from the corporation when entitled to it."[10]

Indemnification clauses are typically inserted into corporate bylaws, corporate charters, individual employment contracts, and insurance agreements. Indemnification clauses vary in scope and coverage, sometimes providing different coverage for officers and directors than for employees and agents a combination of protections may be utilized. The benefits of a mandatory indemnification provision include (1) avoiding self-interest that may result in an after-the-fact, ad hoc approach, and (2) avoiding the problem of having an unfriendly board make decisions, either due to a change of control or due to personal differences.

* * *

Indemnification is contractual in nature and therefore involves many aspects of contract law,[11] particularly interpretation of contract language. [12]

* * *

3. Eligible Expenses. As mentioned, the ability of directors to claim indemnity may be significantly affected by the nature of the action. For example, Section 145(b) provides that the corporation may indemnify only for "expenses (including attorneys' fees) actually and reasonably incurred . . . in connection with the defense or settlement . . . if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation." [13] Section 145(b), however, prohibits indemnification "made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation," unless the court determines that such person is fairly and reasonably

[6] Del. Code Ann. tit. 8,§ 145(c) (2002) mandates indemnification for present or former directors or officers who are successful on the merits or otherwise in defense of the matter giving rise to indemnification.

[7] Drexler at 16-3.

[8] Id.

[9] Id.

[10] Marcy Gordon, SEC Accuses Four Ex-Merrill Officials of Abetting Enron, Phila. Inquirer, Mar. 18, 2003, at E10.

[11] See *Stifel Fin. Corp. v. Cochran*, 809 A.2d 555, 559 (Del. 2002) (stating that "because indemnification is a right conferred by contract, under statutory auspice, actions seeking indemnification are subject to the three year limitations period").

[12] *Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 342-43 (Del. 1983) (stating that "analysis starts with the principle that the rules which are used to interpret statutes, contracts, and other written instruments are applicable when construing corporate charters and bylaws").

[13] Del. Code Ann. tit. 8, ß 145(b) (2002).

entitled to indemnification. [14]"The corporation may not indemnify under Section 145(b) for any amounts paid to it by way of satisfaction of a judgment or in settlement."
Under Section 145(a) [for suits other than shareholder derivative actions] the statute provides that the corporation may indemnify for:

> expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.[15]

***

5. Mandatory Indemnification Section 145(c) provides mandatory indemnification for former directors or officers[16] who are successful on the merits or otherwise in a defensive action under subsections (a) and (b). [17] The "or otherwise" language permits the use of technical defenses, such as a statute of limitations, without losing the right to indemnification. **In seeking indemnification for the successful defense of a criminal action under Section 145(c), a person is not required to show that he committed no actual wrong[18] or even that he acted in "good faith."[19] Therefore, it is plausible that an officer or director may be indemnified for a successful defense in a criminal action and subsequently be held liable for a breach of loyalty or bad faith in a civil action. This will result in the payment of legal fees in the criminal action for a disloyal officer or director.**

Dismissed counts or any result other than a conviction in criminal actions are considered a success for mandatory indemnification purposes.[20] Claimants are also entitled to partial indemnification if successful on a count of an indictment, which is an independent criminal charge, even if unsuccessful on another, related count. [21] [emphasis added]

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[14] Del. Code Ann. tit. 8, § 145(b) (2002).
[15] Del. Code Ann. tit. 8, § 145(a) (2002).
[16] Until amendment in 1997, the right to mandatory indemnification extended to non- officer employees and agents. Now, indemnification of such persons is discretionary and may be dealt with on a non-board level. Id. ß 16.02[3][c] n.15.
[17] See Section 145(c) which states that: [t]o the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. Del. Code Ann. tit. 8, §145(c) (2002).
[18] Gordon et al., note 38, at 16-3. at 6-10 (citing *Green v. Westcap Corp. of Del.*, 492 A.2d 260 (Del. Super. Ct. 1985)). "The court found that a prospective indemnitee could recover for expenses incurred in the successful defense of a criminal action, even though a civil action based on the same activities brought by the corporation against him remained pending." Id. at 16.02[3][c] n.17.
[19] Id. ß 6.02[3][c], at 16-10 (citing *Cochran v. Stifel Fin. Corp.*, No. 17,350, 2000 Del. Ch. LEXIS 179, at *35-*36 (Del. Ch. Dec. 13, 2000), reprinted in 27 Del. J. Corp. L. 639, 655 (2002)).
[20] *Merritt-Chapman & Scott Corp. v. Wolfson*, 321 A.2d 138, 141 (Del. Super. Ct. 1974).
[21] Id.

B. THE PROPOSAL, BY ITS PLAIN LANGUAGE, WOULD NOT CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

Much is made in the Company's letter and that of its Delaware counsel of the idea that the Proposal would force the Board of Directors to violate Delaware law. It is difficult to see how this would happen, since the Proposal expressly states that when the board modifies its indemnification policy and bylaws it should only minimize indemnification to the extent permissible by law.

The Company and its Delaware counsel assert that the Proposal would deprive the Board of the tool of indemnification when it is in the board's fiduciary judgment to be in the interests of the Corporation to indemnify. However, taking counsel's opinion on face value that Delaware courts interpreting the Delaware Gen. laws do not allow the board to create an internal governance contract to block measures upon which they may find a fiduciary rationale to conduct in the interests of the Corporation, this limitation is inherent in the Proposal.

The current policy of the Company is to maximize indemnification–to provide it regardless of whether it may be in the interest of the corporation to do so–subject only to the limitations provided in the Delaware Gen. laws. By contrast, if the board were to implement the proposal's request, it would need to review this indemnification policy and come up with a new policy that would minimize indemnification except in those instances required by law. As counsel has noted, under Delaware law this would include some form of vehicle for providing indemnification in those instances where the board has found a compelling corporate interest to do so. The Proponent has not taken on himself to presuppose the entire outcome of the review, but rather is asking the board to undertake and implement this analysis.

The present proposal is akin to the previously allowed proposal in <u>CAPTEC Net Lease Realty</u> (June 15, 2000), seeking amendment of the bylaws to broadly withdraw indemnification of board members as well as insurance, where the staff found the state law objections, Rule 14a-8(i)(2) as well as Rule 14a-8(i)(6) to be inapplicable. See additional discussion below.

In contrast, the present proposal is unlike the proposal found excludable on a state law basis, Rule 14a-8(i)(2), in <u>Farmer Brothers Company</u> (September 29, 2006) where the proposal stated:

> RESOLVED, that in relation to any threatened, pending or completed action, suit or proceeding of the Securities and Exchange Commission ("SEC"), whether civil, criminal, administrative or investigative, concerning the failure of Farmer Bros. Co. (the "Company") to register and otherwise comply with the Investment Company Act of 1940 ("ICA"), and based on the Company's public record of deliberately rejecting actions to comply with the ICA since August 2002, the Company's stockholders have determined pursuant to Delaware General Corporation Law ("DGCL") Section 145(d)(4) that the Company's current directors have NOT met the applicable standard of conduct for indemnification

> established in DGCL 145(a), requiring that a director must have acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful."

In contrast to the present proposal which asks the board to establish a framework in which indemnification would be minimized, this resolution attempted to prejudge findings of fact to negate potential indemnification, which was inconsistent with state law. The challenged proposal would also have resulted in a breach of contract with the board members, by negating their existing contractual rights to indemnification. As such it would have required the Corporation to violate state law.

By contrast, the present proposal is carefully drawn to retain the board's fact-finding capabilities (for example, retaining fact-finding leading to indemnification in the mandatory indemnification categories) and is effective only upon renewal of directors' contracts and for prospective occurrences.

C. THE PROPOSAL IS A PROPER SUBJECT FOR SHAREHOLDER ACTION UNDER DELAWARE LAW.

Contrary to the assertion of the Company that the Proposal is not an appropriate subject matter for shareholder action under Delaware law, prior Delaware judicial precedent has found that a shareholder's bylaw amendment altering indemnification conditions was permissible.

The subject matter of the proposal, modifying the indemnification of board members, has been previously found by the Delaware courts to be a permissible subject matter of a shareholder's bylaw amendment. *Frantz Manufacturing Company v. EAC Industries*, 301 A 2d 401 (Del. 1985). In that case the shareholder made changes to the bylaws of the company, which included stockholder approval for indemnification of directors. Notably, this requirement for stockholder approval of indemnifications deviates from and imposes an additional constraint on board member indemnification. If the viewpoint of the Company were an accurate statement of law, then no constraints could be placed on indemnification by the shareholders, but this case makes it plain that such constraints are possible and permissible. The requirement for shareholder approval of indemnification is a much more severe and specific constraint, than the request for board review of indemnification policies and adoption of appropriate indemnity minimization policies of the current proposal.

The Company and its Delaware counsel have failed to provide any applicable citation to negate this specific state law precedent, but instead have rested their argument upon speculation that prior precedent would be overruled if it came before the courts again. This is an overreach on their part. The Company has not met its burden of proof in showing either that the resolution would cause it to violate Delaware law or that it is an inappropriate subject matter.

III. THE PROPOSAL IS NOT EXCLUDABLE UNDER THE ORDINARY BUSINESS RULE.

Next the company asserts that the resolution relates to the Company's ordinary business operations. However, Staff precedent supports the current proposal as nonexcludable, and not an impermissible intrusion on the Company's ordinary business.

The proposal relates to major public policy issues facing the company.
JPMorgan Chase has been at the center of the financial crisis that has devastated our economy. The role and responsibilities of the board in the errors, mistakes and business practices that brought the economy down has yet to be sorted out, but increasing the accountability of the board, including the degree to which Board members are personally accountable for wrongdoing and neglect, is one possible policy response worthy of consideration.

Among the areas where scrutiny of the board may be appropriate are the role of the corporation in subprime lending, the involvement of the corporation in derivatives, lack of sufficient oversight of risk-taking and many other interlocking issues which could have been under closer board scrutiny.

As the supporting statement of the proposal states:

> The proponent is convinced that JP Morgan Chase's policy of maximum indemnification of directors -- even for some illicit or illegal activities that may violate their duties as fiduciaries – provides excessive shelter of directors.
>
> Our bank received almost $79 billion in taxpayer funds in 2008. Our company has reportedly settled a class action lawsuit alleging violation of the Servicemembers Civil Relief Act, which provides mortgage interest rate relief for servicemen on active duty and for a year after discharge. In the settlement, our company paid $60.4 million to service members and their families. Our company also had to reverse at least 10 of 18 wrongful foreclosures of military family homes.(Top Class Actions, 4/26/11) If you believe that our company acted appropriately, the proponent does not expect you to support this resolution.
>
> As of the filing date of this resolution, our company was still negotiating a multibillion dollar settlement with a coalition of state attorneys general intended to hold our bank "accountable for illegal practices [such as "robo-signing"] that have thrown millions of Americans out of their homes and left others owing more than their homes are worth."(SF Gate, 11/13/11)
>
> In November 2009, JPMorgan Chase & Co. agreed to a $722 million settlement with the U.S. Securities and Exchange Commission to end a probe into sales of derivatives that helped push Alabama's most populous county into bankruptcy. The

> SEC alleged that our company, which had been chosen by the county commissioners to underwrite floating-rate sewer bonds and provide interest-rate swaps, had made bribes in exchange for the underwriting agreements. Our company then allegedly made up for the costs of paying bribes by charging higher interest rates on the swaps. (Bloomberg, 11/4/09)

Resolutions to alter board indemnification have been found in Staff precedent to transcend excludable ordinary business.

When it comes to eliminating indemnification, the present proposal is significantly less restrictive of board discretion in the operation of the business than a prior proposal found nonexcludable by the staff in CAPTEC Net Lease Realty (June 15, 2000). That proposal requested among other things "that all clauses tending to indemnify officers, directors, or employees be eliminated from the by-laws."

The proposal in that case was found to be not excludable despite the company's assertions of ordinary business, inconsistency with state law, as well as vagueness. The complete resolved clause of the proposal stated:

> RESOLVED: The company's by-laws be amended to prohibit the direct or indirect use of the funds of the company or its affiliates to purchase or maintain insurance intended to secure the company's officers or directors or employees against liability for errors, omissions, breaches of fiduciary duty, and, in general, torts relating to their conduct of the company's business; and that all clauses tending to indemnify officers, directors, or employees be eliminated from the by-laws.

CAPTEC Net Lease Realty argued and, failed to persuade staff, that the decision to purchase liability insurance and to indemnify is a matter committed to the discretion of the Board of Directors. The Company also attempted to argue that implementation of the proposal would require it to retroactively revoke indemnification of the directors, however nothing in the language of the proposal would have required it to do so.

The present proposal is unlike that in Philip Morris Company (February 22, 1999) requesting that the Board of Directors create a policy that no company representative convicted of lying under oath or found guilty of fraud regarding the company's operations or products that may be injurious to people's health be indemnified **and that such representatives be terminated without pay**. There the staff found the proposal could be omitted from the proxy as ordinary business. This proposal crossed the ordinary business line in several regards e.g., directing decisions on management, including hiring and firing, of staff at all levels.

The Proposal does not interfere with specific managerial prerogatives and duties.

The Company's letter asserts that the Proposal would interfere with the manner in which the company attracts and retains directors, the manner in which directors perform their duties, and the company's litigation strategies. However, by the company's own legal opinion, Delaware law would prevent the minimization policy developed by the Board from interfering with the Board's ability to make decisions in the interests of the Corporation. Therefore, whatever policy is adopted by the Board in response to this Proposal, it would not interfere with these fiduciary obligations of the board.

In contrast to Western Union Corp. (July 22, 1987) where the proposal sought to eliminate certain indemnifications outright, in the present case, the proposal seeks a board developed policy which must remain within the confines Delaware law, and as noted above, would need to be developed in a manner that reflects various interests that were undermined in Western Union through an outright prohibition.

The Proposal is also in striking contrast to Merck & Co. (February 3, 2009) cited by the company as an example of interfering with litigation strategy, where the proposal sought to have the company publicly declare that criminal acts have occurred with regard to the product Vioxx and that, instead of paying for lawyers, it should pay the victims of Vioxx.

Finally, it should be noted that the Proposal does not micromanage the board or management of the Company, but rather requests action at a policy level that is appropriate for shareholder involvement.

IV. THE PROPOSAL IS NEITHER VAGUE NOR MISLEADING.

The Company also makes Rule 14a-8(i)(3) arguments that the proposal is inaccurate or misleading, either because it misstates the level of indemnification permitted under Delaware law currently provided by the company or, because neither the shareholders nor the company would be able to determine what exact actions or measures the proposals requires.

First, the Company asserts that a stockholder reading supporting statement would be left with the misimpression that the company currently provides directors with indemnification covering even "illegal" and "criminal" acts that involve breaches of the directors' fiduciary duties."

However, the plain language of the Delaware statute leaves openings for indemnification of directors, even in illegal or criminal acts that may have been breaches of the director's fiduciary duties. The current by-laws do in fact allow for indemnification of directors for criminal conduct. The by-laws apply 8 Del. C. § 145 under which indemnification is permitted only if a director is successful in defending the underlying proceeding brought against him or her ***or*** if there has been a determination that the director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interest and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.

8 Del. C. § 145(z) further states that:

> "termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful." 8 Del. C. § 145(a).

Thus it is evident from reading the statute that a director may be found criminally liable by a court of law and yet still obtain indemnification if he or she were found to have acted "in good faith," "in a manner reasonably believed to be in or not opposed to the best interests of the corporation," and did not have "reasonable cause to believe that the person's conduct was unlawful." Because there are a growing number of contexts of federal and state law in which criminality may be found based on a negligence, recklessness or strict liability standard, and then a board member can plead to his or her fellow board members that his or her activity, even though leading to conviction or a no contest plea, was in good faith etc. and should be indemnified.[22]

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[22] Examples of criminal laws potentially applicable to corporations and their directors that have a reduced mens rea requirement are proliferating. For instance, in *United States v. International Minerals*, 402 U.S. 558 (1971), the defendant company argued that it was not aware of the regulation that required it to label the contents being shipped with specific names prescribed by regulations. Id. at 560. Categorizing the argument as an ignorance of the law defense, the Supreme Court rejected it and held that defendants must know only that they are shipping dangerous items. Id. at 564-5."

"In some limited areas generally known as public welfare offenses, a particular statute may eliminate the general requirement that mens rea be proven in order to obtain a criminal conviction." Strader, UNDERSTANDING WHITE COLLAR CRIME § 1.06 (1st ed. 2001). In "public welfare offenses," a defendant may be liable for a white collar crime absent any showing of mens rea. (T)he Supreme Court has rejected constitutional challenges to these laws. The Court's decisions are largely based upon a policy determination that it is within Congress's powers to dispense with the mens rea requirement where laws (such as food and drug laws) seek to prevent significant physical harm to the public. Strader, UNDERSTANDING WHITE COLLAR CRIME § 1.06 (1st ed. 2001).

15 U.S.C. § 1 (2006): under the Sherman Act, anyone who restrains trade is guilty of a felony
15 U.S.C. § 2 (2006): monopolizing, attempting to monopolize, or conspiring to monopolize any part of trade is also a felony under the Sherman Act
21 U.S.C. § 352 (2006): The Food, Drug and Cosmetic Act prohibits the "adulteration" or "misbranding" of any regulated product (generally, any drug, food item, cosmetic or "device") or the introduction into interstate commerce of an adulterated or misbranded product. The statute and voluminous Food and Drug Administration regulations define "adulteration" and "misbranding" so broadly as to capture almost any conceivable error in the formulation, manufacture, labeling or marketing of a regulated product. Under the FDCA, executives and managers of the companies that make regulated products can be convicted without having personally participated in the act being punished or having been an accessory to it.

See also John C. Coffee, Jr., DOES "UNLAWFUL" MEAN "CRIMINAL"?: REFLECTIONS ON THE DISAPPEARING TORT/CRIME DISTINCTION IN AMERICAN LAW, 71 B. U. L. Rev. 193, 198-99, (March, 1991). "Three trends, in particular, stand out. First, the federal law of "white collar" crime now seems to be judge-made to an unprecedented degree, with courts deciding on a case-by-case, retrospective basis whether conduct falls within often vaguely defined legislative prohibitions. Second, a trend is evident toward the diminution of the

Because the finder of fact in determinations of "good faith" etc. for indemnification involve a jury of a board member's director peers, rather than in a judicial forum, the potential for indemnification in criminal and other matters is heightened.

It is also important to recognize that these indemnification determinations – good faith, best interests of the corporation, and lack of reasonable cause to believe behavior was unlawful, may be made by a board member's peers on the Board of Directors, rather than by the court or jury which may have found cause to convict, or before whom a no contest plea may have been entered. The statute describes how indemnification decisions may be made by a jury of board peers:

> Any indemnification under . . . this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the [director] is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) . . . of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. 8 Del. C. § 145(d).

The determination of whether the standard of conduct has been met is highly subjective because it is based on an assessment of what the director "reasonably believed". While the Company's by-laws, indeed, do not *generally* indemnify directors for illegal or criminal conduct, they do *allow for* this indemnification to the maximum extent possible. Therefore, the Proponent has accurately stated Delaware law and JPMorgan Chase's argument for excluding the Proposal on this basis must fail.

The question of whether a board member might be indemnified despite a breach of his or her fiduciary duties is also an open question given the apparent or actual conflict of interest in the

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mental element (or "mens rea") in crime, particularly in many regulatory offenses. Third, although the criminal law has long compromised its adherence to the "method" of the criminal law by also recognizing a special category of subcriminal offenses—often called "public welfare offenses" —in which strict liability could be combined with modest penalties, the last decade has witnessed the unraveling of this uneasy compromise, because the traditional public welfare offenses—now set forth in administrative regulations—have been upgraded to felony status.... The leading example of this trend is supplied by recently enacted 18 U.S.C. § 1346 (1988), which invites federal courts to consider any breach of a fiduciary duty or other confidential relationship as a violation of the mail and wire fraud statutes.... This new legislative enactment is, however, simply a continuation of a long-standing tradition of case-by-case judicial lawmaking under the mail and wire fraud statutes....

indemnification determination being made by a group of board peers. There is little doubt that among board members, a spirit of generous indemnification can reasonably be expected to prevail, in the absence of a policy and a set of standards that seeks to minimize such indemnification. Even though the statute requires a determination of "good faith" and action "in the best interests of the corporation" prior to indemnity, shareholders or courts may reasonably disagree with such rulings by board peers, and thus indemnifications may often be granted by the board in instances where shareholders or a court would otherwise find a fiduciary breach to have occurred.

The proposal is not vague or misleading in failing to identify every detail of a new policy of indemnification minimization, since the purpose of the proposal is for the Board to undertake a review and then develop an appropriate policy.

In addition, the Company asserts that the proposal is vague and misleading because neither the Company nor its stockholders can determine the full scope of actions the Proponent desires the company to take to "minimize" director indemnification. The Proponent is fully aware that reducing indemnification of directors requires careful analysis by the Company and its Board to find appropriate mechanisms for doing so that both respect existing contracts, and the exigencies of Delaware and federal law. Accordingly, the Proponent seeks for the board to conduct appropriate analysis and to devise policies and mechanisms what the proponent views as overreaching indemnification under the current policies. By framing the proposal as a review, it allows the Board the flexibility to develop an appropriate new policy that appropriately addresses the nuances of Delaware statutes, case law, existing Board contracts, etc.

The Company also questions the meaning of the word "minimize," despite the obvious and common sense definition of that word, and the obvious answers in the context of the statutory environment within which the corporation and its board must operate, as well defined by the Company in its no action letter. In summary, shareholders voting in favor of this proposal would know that they are asking the Board to undertake a review and to find and adopt lawful policies for minimizing the extent of indemnification offered by the company.

The proposal is similar to CAPTEC Net Lease Realty (June 15, 2000) where that company also argued that the language in the proposal requesting that the company "eliminate all clauses tending to indemnify officers, directors or employees" failed to provide specific enough direction on which clauses should be omitted. The staff found that such language was not impermissibly vague. By the same token, a direction to the Board to minimize indemnification to the extent permitted under Delaware law is also not impermissibly vague.

The present proposal is a contrast to Peoples Energy Corporation (November 23, 2004). There, the shareholder proposal urged the company's board to amend the articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving "reckless neglect," which the company asserted to be a nonexistent legal principle under the relevant state's law. The proposal was allowed to be omitted from the Company's proxy as vague and indefinite because of the lack of definition of the term "reckless neglect."

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Martin P. Dunn
John C. Harrington

O

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 10, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of John C. Harrington
Regarding Minimization of Indemnification for Directors
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by John C. Harrington (the ***"Proponent"***), from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the ***"2012 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011) ("***SLB 14F***"), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com. The Proponent's address is 1001 2nd Street, Suite 325, Napa, CA 94559. The Proponent's telephone number is 707-252-6166 and his fax number is 707-257-7923.

I. PROCEDURAL HISTORY

December 6, 2011	The Proponent mails via United Parcel Service the Proposal, dated December 5, 2011, and a letter from the Proponent's bank, also dated December 5, 2011, which states "Please accept this letter as confirmation of ownership of 100 shares of JP Morgan Chase (Symbol: JPM) in the account referenced above [belonging to the Proponent]. These shares have been held continuously since initial purchase on 01/06/2009." *See* Exhibit A.
December 7, 2011	The Proposal is delivered to the Company. *See* United Parcel Service tracking information attached as Exhibit B.
December 20, 2011	After confirming that the Proponent was a not a shareholder of record, the Company notifies the Proponent via Federal Express of the requirements of Rule 14a-8(b), its view that the Proponent's submission failed to meet the requirements of that paragraph of the rule, and the requirement that those deficiencies be cured within 14 days of receipt of the Company's notice. *See* Exhibit C.
December 21, 2011	The Company's notice is received by the Proponent. *See* Exhibit D.
January 4, 2012	The 14-day deadline for responding to the Company's notice of the eligibility and procedural deficiencies passes without the Proponent submitting any additional proof of ownership to the Company.

II. SUMMARY OF THE PROPOSAL

The Company received a letter, submitted December 6, 2011, from the Proponent containing the Proposal for inclusion in the Company's 2012 Proxy Materials. The Proposal reads as follows:

> "**Resolved:** Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the bylaws, and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply

to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership and contract."

III. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2012 Proxy Materials in reliance on:

- Rule 14a-8(f), as the Proponent did not provide sufficient proof of ownership of the Company's common stock as of the date the Proposal was submitted, as required by Rule 14a-8(b);
- Rule 14a-8(i)(2), because the Proposal would violate the law of the State of Delaware (the Company's jurisdiction of organization);
- Rule 14a-8(i)(1), because the Proposal is not a proper subject for shareholder action under the law of the State of Delaware;
- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), because the Proposal is vague and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), as the Proponent Has Not Sufficiently Demonstrated His Eligibility to Submit a Shareholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." When the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. *See* Staff Legal Bulletin No. 14 (July 13, 2001) ("***SLB 14***").

Rule 14a-8(b) requires a shareholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the shareholder submits the proposal. SLB 14 makes clear that a difference of even one day between the date of the shareholder's proof of ownership and the date of submission of a shareholder proposal (*e.g.*, a proof of ownership dated May 30 and a proposal submitted on June 1 of the same year) will cause that proof of ownership to be insufficient to demonstrate that a proponent meets the ownership eligibility requirements of Rule 14a-8(b). *See also AT&T Inc.* (December 16, 2010) (concurring with the exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *and Hewlett-Packard Co.* (July 28, 2010) (concurring with the exclusion of a shareholder proposal where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010), which was one business day prior to the submission date (just as it was with the Proposal here).

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if a shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice.

The Proponent mailed the Proposal and Supporting Statement on December 6, 2011 via United Parcel Service, accompanied by a proof of ownership dated December 5, 2011 that confirmed the Proponent had continuously held 100 shares of the Company's stock for at least one year. Therefore, the Proponent's proof of ownership failed to satisfy the requirements of Rule 14a-8(b), as explained in SLB 14. The Company gave notice to the Proponent that the proof of ownership he submitted with the Proposal did not satisfy the requirements of Rule 14a-8(b) within 14 days of its receipt of the Proposal. The Company's notice included:

- A description of the eligibility requirements of Rule 14a-8(b);

- A statement explaining the deficiencies in the proof of ownership letter submitted with the Proposal -- *i.e.*, "the proof of ownership letter from Charles Schwab & Co. Inc. included with the submission does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because it is dated December 5, 2011 -- 1 day prior to the date on which your proposal was submitted";

- An explanation of what the Proponent should do to comply with the rule -- *i.e.*, "[t]o remedy this defect, you must submit sufficient proof of ownership" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;

- A description of the required proof of ownership in a manner that was consistent with the guidance contained in SLB 14F -- *i.e.*, "[i]n SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ('DTC') participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held -

- in this regard, we note that Charles Schwab & Co. Inc. appears on the DTC participant list currently available on the Internet at http://www.dtcc.com/downlaods/membership/directories/dtc/alpha.pdf.";

- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice -- *i.e.*, "[f]or the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8 and SLB 14F.

The Proponent has not provided the Company with any additional support to demonstrate that he continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2012 Annual Meeting of Shareholders for at least one year by the date on which he submitted the Proposal.

When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when the proof of ownership submitted by a proponent pre-dates the submission of the proposal. *See Deere & Company* (November 16, 2011) (concurring in the view that a proposal could be excluded where the proponent submitted a letter from the record holder dated ten days before the proponent submitted its proposal to the company); *General Electric Company* (October 7, 2010) (concurring in the view that a proposal could be excluded where the proponent submitted a letter from the record holder dated six days before the proponent submitted its proposal to the company); *Microchip Technology Incorporated* (May 26, 2009) (concurring in the view that a proposal could be excluded where the proponent submitted a letter from the record holder dated five days before the proponent submitted its proposal to the company); *International Business Machines Corp.* (December 7, 2007) (concurring in the view that a proposal could be excluded where the proponent submitted a broker letter dated four days before the proponent submitted her proposal to the company); *and Exxon Mobil Corp.* (March 1, 2007) (concurring in the view that a proposal could be excluded where the proponent submitted a broker letter dated ten days before the proponent submitted her proposal to the company).

The Proposal was sent via United Parcel Service on December 6, 2011, and received by the Company on December 7, 2011. *See* Exhibit B. The Proposal was accompanied by a proof of ownership dated December 5, 2011, indicating that the Proponent had held shares since January 6, 2009. *See* Exhibit A. Within 14 days of receipt of the Proposal, the Company properly gave notice to the Proponent that his submission did not satisfy the stock ownership requirements of Rule 14a-8(b), as the proof of ownership was dated "December 5, 2011 -- 1 day prior to the date on which [the Proponent's] proposal was submitted," and advising the Proponent of the manner in which he could remedy this deficiency. *See* Exhibit C and Exhibit D. The Proponent has not provided the Company with any additional support to demonstrate that he continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2012 Annual Meeting of Shareholders for at least one year by the date on which he submitted the Proposal. Accordingly, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(2), as it Would, if Implemented, Cause the Company to Violate Delaware Law

The Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented, cause the Company to violate Delaware law. As more fully described in the opinion of the Delaware law firm of Richards, Layton & Finger, P.A. (the "***Legal Opinion***"), the Proposal is invalid under Delaware law because it would deny the Company its statutory power to determine in a specific case whether indemnification is appropriate. Further, the Legal Opinion states, "The qualifying language in the Proposal that it is 'to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws,' rather than 'saving' the Proposal actually renders the Proposal a nullity since, as noted above, the requested action of the Board of Directors 'to minimize the indemnification of directors' is not permissible under Delaware law." As required by Rule 14a-8(j)(2), the Legal Opinion is attached as Exhibit D.

Section 145 of the Delaware General Corporation Law (***"DGCL"***) specifically authorizes the Company to grant indemnification to its directors, officers, employees, and agents. Under established principles of Delaware common law, the Company's board cannot adopt a bylaw or a policy that precludes the board from granting indemnification to directors in connection with specific instances of litigation or other proceedings in the future.[1] As fiduciaries, directors are duty-bound to make an informed, independent judgment on whether indemnification advances the best interests of the Company. The judgment to deny indemnification cannot be dictated in advance by a corporate bylaw or board policy.[2] For these reasons, the Proposal would violate Delaware law if implemented and is not a proper subject for shareholder action.

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1 Section 141(a) of the DGCL ("The business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors . . . ."); *Abercrombie v. Davis*, 123 A.2d 893, 899 (Del. Ch. 1956) (holding that each director has a duty to use his or her "own best judgment on matters coming before the board"), rev'd on other grounds, 130 A.2d 338 (Del. 1957).

2 *See CA. Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (reasoning that neither the board nor the shareholders could adopt a mandatory proxy expense reimbursement bylaw because it would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement"); *and Quickturn Design Systems, Inc. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) (holding that a provision restricting a future board's ability to redeem a rights plan was invalid under Section 141(a) of the DGCL which "confers upon any newly elected board of directors *full* power to manage and direct the business and affairs of a Delaware corporation" (emphasis in original)).

The Staff has consistently concurred with the exclusion of proposals that would require a company's directors to violate state law. For example, recently the Staff permitted the exclusion, pursuant to Rule 14a-8(i)(2), of a proposal to amend a company's bylaws to require prioritizing distributions to shareholders over the company's debt obligations or an asset acquisition and to take all necessary actions to implement that proposal. *Vail Resorts, Inc.* (September 16, 2011). In *Vail Resorts*, the company expressed the view that the proposal would cause the directors to violate Delaware law by, among other things, requiring them to prioritize distributions to shareholders even if the board determined that there were better uses for corporate funds. Similar to *Vail Resorts*, the Proposal asks the Board to adopt a policy that would cause the Board to violate its duty to manage the business and affairs of the Company by providing directors with only the minimum indemnification required by law, even if a future board determined that providing directors with different indemnification was in the best interests of the Company and its shareholders.

For these reasons, which are explained in greater detail in the Legal Opinion, the Proposal, if implemented, would violate Delaware law. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(2).

D. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(1), as it is Not a Proper Subject for Action by Shareholders Under Delaware Law

The Legal Opinion also concludes, and the Company agrees, that the Proposal is not a proper subject for shareholder action because it would, if implemented, cause the Company to violate Delaware law. As noted in the Legal Opinion, Delaware law imposes upon directors a duty to make their own independent judgment whether indemnification is in the best interests of the Company. The Proposal seeks to prohibit director indemnification in any amount more than a "minimize[d]" level, even where the directors believe, in their own independent judgment, that such indemnification is in the best interests of the Company. As such, if implemented, the Proposal would cause the Company to violate Delaware law.

Even though the Proposal, if approved, merely requests on behalf of the shareholders that the Board take action, it may be excluded in reliance on Rule 14a-8(i)(1) if the requested action would violate Delaware law upon implementation. In a long line of precedent, the Staff has expressed the view that a company may exclude a "precatory" proposal in reliance on Rule 14a-8(i)(1) because the recommended action would violate state law. *See, e.g., Pennzoil Corporation* (March 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil if it excluded a precatory proposal that asked directors to adopt a bylaw that could be amended only by the shareholders because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders").

Consistent with this precedent, the Company may properly exclude the Proposal in reliance on Rule 14a-8(i)(1), even though it is phrased as a precatory proposal, because the

Proposal would, if implemented, cause the Company to violate Delaware law by prohibiting director indemnification even in instances where the directors believe indemnification is in the best interests of the Company. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(1).

E. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Relates to the Company's Ordinary Business Operations

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In *Exchange Act Release* No. 34-40018 (May 21, 1998) (the "***1998 Release***"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

As addressed below, the Proposal clearly relates to the Company's ordinary business operations as it relates to the manner in which the company attracts and retains directors, the manner in which directors perform their duties, and the company's litigation strategies.

1. The Proposal relates to the manner in which the Company attracts and retains directors

The Company is a global, publicly-held financial services firm that specializes in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management, and private equity. It is common for publicly-held companies to provide for the indemnification of directors (and to maintain insurance for directors), as the fees they receive as directors would not compensate them for the risk to their personal assets that would result from being exposed to litigation without a right to indemnification. In this regard, even if a director is not found to be liable in a proceeding, the costs of simply defending litigation are significant and could significantly reduce or entirely expend a director's personal assets.

The ability of shareholders to elect directors is a fundamental right of stock ownership and a basic foundation of the publicly held company. Similarly, the availability of adequate indemnification is critical to a company's ability to attract qualified directors to nominate for a shareholder vote and, if elected, to retain those directors. The availability of adequate indemnification is critical in this regard because, given the prevalence of litigation against public-company directors, absent adequate indemnification, qualified individuals would be disinclined to serve as directors on public-company boards. Indeed, where such indemnification is not available, companies have been shown to face difficulties in retaining qualified directors.[3] Financial institutions, like the Company, have traditionally faced particular challenges when recruiting qualified directors; a survey of financial companies in 2000 found that nearly a quarter of participants had encountered director candidates refusing to serve due to concerns over personal liability.[4]

By seeking to eliminate the board's flexibility in granting indemnification, the Proposal would fundamentally impact the ability of the board to offer potential director candidates (and, if elected by shareholders, directors) the same level of indemnification available at other public companies. As such, the Proposal seeks to submit a basic function of the board -- providing the necessary level of indemnification to attract qualified director candidates and retain qualified directors -- to a shareholder vote determining the manner in which the board may undertake that activity. Decisions regarding the means by which to attract and retain qualified director candidates and retain qualified directors are fundamental to the board and management's ability to run the company and are not appropriate to be submitted to a shareholder vote.

The Staff has concurred with the exclusion of an analogous portion of a proposal that asked the company to terminate "[a]ll insurance policies indemnifying officers and the Corporation against the stockholders" on the grounds that this portion of the proposal related to the company's ordinary business operations. For example, in *Western Union Corp.* (July 22, 1987), the company expressed the view that the proposal related to the company's ordinary business operations because the decision regarding the appropriate level of insurance to attract and retain qualified officers was managerial in nature. Similarly to *Western Union Corp.*, the Proposal relates to the Company's ordinary business because it seeks to intrude upon the managerial determination of the level of indemnification necessary to attract and retain qualified directors. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

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3 *See, e.g.*, John F. Olson and Josiah O. Hatch III, DIRECTOR AND OFFICER LIABILITY: INDEMNIFICATION AND INSURANCE §1:1 at 1-2 to 1-3 (2010) (stating that, as a result of the Director and Officer insurance crisis of the 1980s, a survey of 569 large corporations found that 10% of respondents had experienced a prospective director nominee refusing to serve on the board, citing concerns over personal liability).

4 *Id.* at 1-4, n. 11.

2. *The Proposal relates to the manner in which directors perform their duties*

As Delaware law has long provided, directors should be protected from liability where they act in a manner consistent with their duties under state law.[5] This protection is fundamental to the ability of directors individually, and boards collectively, to take the business risks that the directors have determined, in their independent judgment, are in the best interests of the Company and its shareholders. The Proposal's intended effect on the availability of indemnification to directors would cause directors to be subject to significant, potentially bankrupting, litigation expenses when they make decisions that are consistent with their duties under Delaware law. Accordingly, the ability of the Company to make decisions regarding the appropriate level of indemnification to provide directors relates to the Company's ordinary business operations because it is critical to the ability of its board to take the business risks that the directors have determined, in their independent judgment, are in the best interests of the Company and its shareholders. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

3. *The Proposal relates to the Company's strategy in litigation*

Providing indemnification to directors may facilitate director cooperation with the Company in litigation. Such cooperation enables a company to better manage its litigation strategy in order to achieve the best result possible for the company's shareholders. By seeking to regulate the board's ability to grant indemnification to directors, the Proposal seeks to affect the Company's strategy in litigation. The Staff has consistently determined that proposals relating to a company's litigation strategy are excludable because they relate to a company's ordinary business operations. *See, e.g., Merck & Co.* (February 3, 2009) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(i)(7) because it related to "litigation strategy"). The presence (or absence) of adequate indemnification would similarly have an intrusive effect on the Company's ability to manage potential lawsuits and direct its litigation strategy. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

---

5 Section 145(c) of the DGCL ("[t]o the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding [by reason of the fact that the person is or was a director or officer and in which the person acted in good faith], or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith."; *see also* Lukens, David, BENEFITS OF INCORPORATION IN DELAWARE (2002) (*available at:* http://www.fathom.com/feature/35627/index.html) (stating that the Delaware legislature has created a three-tiered statutory framework for protecting directors from undeserved financial liability).

4. *Conclusion*

For the reasons discussed above, including that the Proposal would, if implemented, eliminate the power of the board to make decisions regarding the granting of appropriate levels of indemnification, the Proposal relates to the ordinary business operations of the Company. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

F. *The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading*

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in the proxy materials. Pursuant to Staff Legal Bulletin No. 14B (September 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or supporting statement, or portions thereof, may be appropriate in only a few limited instances, two of which are when (i) the company demonstrates that a factual statement is objectively and materially false or misleading and (ii) the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (July 30, 1992).

1. *The Proposal is materially false and misleading because it misstates the level of indemnification permitted under Delaware law and currently provided by the Company*

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false and misleading. Specifically, the Supporting Statement states that that the Company's bylaws indemnify directors, "even for some illicit or illegal activities that may violate their duties as fiduciaries."[6] As the Legal Opinion notes, however, Delaware law does not permit such broad indemnification of directors. Indeed, Delaware law only permits and, accordingly, the Company only provides, indemnification of a director that has acted "in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful."[7]

---

6 This portion of the Supporting Statement reads, in full, "[t]he proponent is convinced that JP Morgan Chase's policy of maximum indemnification of directors – even for some illicit or illegal activities that may violate their duties as fiduciaries -- provides excessive shelter of directors."

7 Section 145(a) of the DGCL. The Company recognizes that Section 145(c) requires corporations to indemnify directors when they are "successful on the merits or otherwise" regardless of any showing of "good faith." *See Hermelin v. K-V Pharm. Co.*, C.A. No. 6936-VCG, slip op. at 2 (Del. Ch. Nov. 23, 2011). Section 145(c), however, relates to mandatory indemnification, *i.e.*, those situations in which a

As the Legal Opinion states in footnote 1:

> "Contrary to the plain language of the statute, the Proponent's supporting statement misleadingly states the Company's current by-laws provide directors with indemnification for 'some illicit or illegal activities that may violate their duties as fiduciaries.' To the extent the supporting statement suggests that the Company's current by-laws generally indemnify directors for 'illicit' or 'illegal' activities or conduct violating a director's fiduciary duty of loyalty, it is an inaccurate description of the by-laws and an incorrect statement of Delaware law."

Accordingly, a shareholder reading the supporting statement would be misled to believe that Company currently provides (or could provide) directors with expansive indemnification covering "illicit" and "illegal" acts that violate the directors' fiduciary duties. As noted above, Delaware law permits a company to indemnify a director only for "good faith" conduct that the director "reasonably believed to be in or not opposed to the best interests of the corporation." This misstatement in the Supporting Statement is materially false and misleading, as a shareholder reading that misstatement will be left with a fundamental misunderstanding of the subject matter of the Proposal -- the current indemnification of directors and the impact of the Proposal on that indemnification. *See The Allstate Corporation* (February 16, 2009) (concurring with the view that an independent chair proposal could be omitted in reliance on Rule 14a-8(i)(3) because a statement in the proposal that "[t]he standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation" was materially false and misleading); *AT&T Inc.* (February 2, 2009) (same); *and General Electric Company* (January 6, 2009) (concurring in the exclusion of a proposal requesting the board adopt a policy to ensure that a director who receives greater than 25% withheld votes in a director election will not serve on key board committees for two years after the annual meeting in reliance on Rule 14a-8(i)(3) because the proposal falsely asserted that the company offered shareowners the opportunity to withhold votes from director candidates on its proxy card; in fact, such option was not available because the company's Certificate of Incorporation established a majority voting standard for the election of directors in uncontested elections and, therefore, the company's proxy card offered shareowners only the option to vote "for," "against" or "abstain" with respect to each director candidate). As in the precedent above, the Supporting Statement is materially false and misleading with regard to a fact that is fundamental to the decisions of the Company's shareholders as to whether or not to support the Proposal.

The Company believes that the Supporting Statement includes statements that are materially false and misleading with regard to matters that are fundamental to a shareholder's voting decision. Further, this material misstatement of a material fact -- the current level of indemnification -- prevents shareholders from understanding the effect of the Proposal.

---

corporation must indemnify a director. The Company reads the Proposal as an attempt to restrict the permissive indemnification that the Company provides in addition to the mandatory indemnification required by the statute. Permissive indemnification is governed by Sections 145(a) and (b), which impose the "good faith" standard discussed herein.

Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(3).

2. ***The Proposal is so inherently vague and indefinite that neither the shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires***

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

The Proposal is vague and misleading because neither the Company nor its shareholders can determine the actions the Proposal intends the Company to take to "minimize" director indemnification. Specifically, the Proposal's request that the board "minimize the indemnification of directors" is subject to a number of fundamentally different readings. For example, the Proposal's use of the word "minimize" makes it unclear whether there are instances where the Company could continue to grant indemnification in addition to what is required by law. Similarly, the Proposal's focus on indemnification makes it unclear whether the Board would be permitted to purchase director and officer insurance or advance attorneys' fees and expenses for claims for which the Proposal seeks to deny indemnification coverage. Finally, due to the Supporting Statement's focus on violations of fiduciary duties ("The proponent is convinced that JP Morgan Chase's policy of maximum indemnification of directors -- even for some illicit or illegal activities that may violate their duties as fiduciaries -- provides excessive shelter of directors."), it is unclear whether the Proposal seeks to exclude indemnification only for breach of fiduciary duty claims. *See Comshare, Inc.* (August 23, 2000) (permitting exclusion, pursuant to Rule 14a-8(i)(3), of a proposal requesting amendments to a company's rights plan where the company argued that the proposal was excludable as vague and misleading because, among other reasons, the supporting statement mischaracterized the operation of the company's current rights plan). Like the supporting statement in *Comshare*, the Proposal is vague and indefinite with regard to a words and phrases that are fundamental to an understanding of the actions requested by the Proposal.

The Company believes that the Proposal and Supporting Statement are materially false and misleading because they are so vague and indefinite that shareholders considering the Proposal will be unable to understand with certainty what they are being asked to vote on and that, if the Proposal was to be approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(3).

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: John C. Harrington
Harrington Investments

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

HARRINGTON
INVESTMENTS, INC.

RECEIVED BY THE

DEC 2 2011

OFFICE OF THE SECRETARY

December 5, 2011

Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Secretary,

As a beneficial owner of JP Morgan Chase stock, I am submitting the enclosed shareholder resolution for inclusion in the 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of JP Morgan Chase common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
104 W. ANAPAMU STREET, SUITE H SANTA BARBARA, CALIFORNIA 93101
WWW.HARRINGTONINVESTMENTS.COM

Resolved:

Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership and contract.

Supporting Statement:

The proponent is convinced that JP Morgan Chase's policy of maximum indemnification of directors -- even for some illicit or illegal activities that may violate their duties as fiduciaries -- provides excessive shelter of directors.

Our bank received almost $79 billion in taxpayer funds in 2008. Our company has reportedly settled a class action lawsuit alleging violation of the Servicemembers Civil Relief Act, which provides mortgage interest rate relief for servicemen on active duty and for a year after discharge. In the settlement, our company paid $60.4 million to service members and their families. Our company also had to reverse at least 10 of 18 wrongful foreclosures of military family homes.(Top Class Actions, 4/26/11) If you believe that our company acted appropriately, the proponent does not expect you to support this resolution.

As of the filing date of this resolution, our company was still negotiating a multibillion dollar settlement with a coalition of state attorneys general intended to hold our bank "accountable for illegal practices [such as "robo-signing"] that have thrown millions of Americans out of their homes and left others owing more than their homes are worth."(SF Gate, 11/13/11)

In November 2009, JPMorgan Chase & Co. agreed to a $722 million settlement with the U.S. Securities and Exchange Commission to end a probe into sales of derivatives that helped push Alabama's most populous county into bankruptcy. The SEC alleged that our company, which had been chosen by the county commissioners to underwrite floating-rate sewer bonds and provide interest-rate swaps, had made bribes in exchange for the underwriting agreements. Our company then allegedly made up for the costs of paying bribes by charging higher interest rates on the swaps. (Bloomberg, 11/4/09)

Our company is clearly in need of improved governance and internal accountability. The proponent's intention is to protect shareowner value by incentivizing company directors to exercise maximum fiduciary oversight of the corporation.

DEC. 5. 2011 2:07PM CHARLES SCHWAB IST NO. 696 P. 1

charles SCHWAB
ADVISOR SERVICES

RECEIVED BY THE
DEC 2 ? 2011
OFFICE OF THE SECRETARY

December 5, 2011

Attn: Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

RE: Account XXXX MB Memorandum M-07-16 ***
Harrington Inv Inc 401k Plan
FBO John C Harrington

Dear Corporate Secretary:

Please accept this letter as confirmation of ownership of 100 shares of JP Morgan Chase (Symbol: JPM) in the account referenced above. These shares have been held continuously since initial purchase on 01/06/2009.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Nicole R. Smith
Advisor Services
Charles Schwab & Co. Inc.

cc: Harrington Investments via fax 707-257-7923

EXHIBIT B

Page 46 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT C

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 20, 2011

VIA OVERNIGHT DELIVERY

Mr. John Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 7, 2011, the shareholder proposal on director indemnification (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which the regulations of the Securities and Exchange Commission ("SEC") require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that you are the record owners of sufficient shares to satisfy this requirement. In addition, the proof of ownership letter from Charles Schwab & Co. Inc. included with the submission does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because it is dated December 5, 2011 -- 1 day prior to the date on which your proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of JPMC shares for at least one year.

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held – in this regard, we note that Charles Schwab & Co. Inc. appears on the DTC participant list currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf and appears to satisfy this requirement. However, if your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's

identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Electronic Code of Federal Regulations

e-CFR™

e-CFR Data is current as of October 31, 2011

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will

still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed

by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own

proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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EXHIBIT D

Pages 66 through 67 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT E

RICHARDS LAYTON & FINGER

January 10, 2011

JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Re: Stockholder Proposal Submitted By John Harrington

Ladies and Gentlemen:

We have acted as special Delaware counsel to JPMorgan Chase & Co., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Harrington (the "Proponent") which the Proponent states that he intends to present at the Company's 2012 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on April 5, 2006 (the "Certificate");

(ii) the By-Laws of the Company as amended effective as of January 19, 2010; and

(iii) the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above,

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701
www.rlf.com

and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> Resolved: Shareholders request that the Board of Directors undertake a review and institute policy changes, including amending the bylaws and any other actions needed, to minimize the indemnification of directors for civil, criminal, administrative or investigative claims, actions, suits or proceedings, to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws. Such policies and amendments should be made effective prospectively only, so that they apply to any claims, actions, suits or proceedings for which the underlying activities occur and the claims are asserted subsequent to both the enactment of the policy changes and the renewal of the director's board membership and contract.

Discussion

You have asked our opinion as to whether the Proposal, if adopted by the stockholders, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Proposal, if adopted by the stockholders, would not be valid under the General Corporation Law.

In reaching this opinion, we start from the proposition that, under Section 145 of the General Corporation Law, Delaware corporations have corporate power to grant indemnification to directors for fees, expenses and other losses they incur in defending a proceeding brought against them or in which they are otherwise involved by reason of their status as directors of the corporation. Section 145(a) of the General Corporation Law provides, in relevant part, that:

> A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative ... by reason of the fact that the person is or was a director ... against expenses ... actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a

> manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

8 *Del. C.* § 145(a). As the Delaware Supreme Court has recognized, Section 145 was enacted to "promote the desirable end that corporate officials will resist what they consider unjustified suits and claims, secure in the knowledge that their reasonable expenses will be borne by the corporation they have served if they are vindicated" and "to encourage capable men to serve as corporate directors, secure in the knowledge that expenses incurred by them in upholding their honesty and integrity as directors will be borne by the corporation they serve." *See Stifel Financial Corp. v. Cochran*, 809 A.2d 555, 561 (Del. 2002). Given the risks of stockholder suits against public companies, like the Company, capable persons would be unwilling to serve on a board and subject themselves to litigation that may threaten their personal assets unless they are provided indemnification from the Company against expenses incurred in defending the business decisions they make on behalf of the Company.

Section 145 does not provide a blank check, however. It empowers a corporation to grant indemnification only in certain specified circumstances and only if certain conditions are satisfied. In third party actions, indemnification for attorney's fees and other expenses, as well as judgments or amounts paid in settlement, is permitted only if the expenses are incurred by reason of the status of that person as a director or officer of the corporation or of another entity the director or officer is serving at the request of the indemnifying corporation in actual or threatened litigation or in an investigation. 8 *Del. C.* § 145(a). Further, indemnification is permitted only if the director or officer is successful in defending the underlying proceeding or if there has been a determination that the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. 8 *Del. C.* § 145(a)-(c).[1] If the claim for indemnification relates to a current director or officer, the determination that the director or officer acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation (or that the director or officer had no reasonable cause to believe his or her conduct was unlawful in a criminal proceeding) must be made by a neutral decision-maker. 8 *Del. C.* § 145(d) (providing that such determination shall be made "(1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (3)

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[1] Contrary to the plain language of the statute, the Proponent's supporting statement misleadingly states the Company's current by-laws provide directors with indemnification for "some illicit or illegal activities that may violate their duties as fiduciaries." To the extent the supporting statement suggests that the Company's current by-laws generally indemnify directors for "illicit" or "illegal" activities or conduct violating a director's fiduciary duty of loyalty, it is an inaccurate description of the by-laws and an incorrect statement of Delaware law.

if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) [b]y the stockholders.").

Even more stringent rules apply in the case of actions by or in the right of the corporation, *i.e.* derivative claims. In the event of such claims, indemnification is permitted only for attorney's fees and expenses, not judgments or amounts paid in settlement. 8 *Del. C.* § 145(b). In addition, no indemnification is permitted "in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the ...court shall deem proper." *Id.*

In addition, a board's decision to award indemnification can itself be subject to judicial review to determine if that decision is a breach of the directors' fiduciary duties. *See, e.g., Havens v. Attar*, 1997 WL 55957, at *13-14 (Del. Ch. Jan. 30, 1997) (holding that entire fairness standard applied to a board's decision to award advancement).

The Proposal asks the Company's board of directors (the "Board") to amend the Company's by-laws and adopt policies to "minimize" the indemnification available to directors. Article IX, Section 9.01 of the Company's by-laws currently make indemnification of directors and officers who meet the statutory standards for indemnification a contract right of such directors and officers. The Proposal not only seeks the repeal of this contract right, but also seeks to eliminate the Company's power to determine to indemnify directors who meet the statutory prerequisite for indemnification. It also seeks to eliminate the Board's discretion to provide indemnification where it believes it is in the best interests of the Company to do so.

A corporation's by-laws and board policies are subject to the provisions of the General Corporation Law. With respect to a corporation's by-laws, this limitation is set forth in 8 *Del. C.* § 109(b), which provides:

> The bylaws may contain any provision, *not inconsistent with law or with the certificate of incorporation*, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

(emphasis added). Likewise, board policies must be consistent with the General Corporation Law. *Brehm v. Eisner*, 746 A.2d 244, 256 (Del. 2000) ("All good corporate governance practices include compliance with statutory law.").

The phrase "not inconsistent with the law" or similar variants of that phrase used in the provisions of the General Corporation Law have been interpreted to mean that the provision must "not transgress a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself." *See Sterling v. Mayflower Hotel Corp.*,

93 A.2d 107, 118 (Del. Ch. 1952); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co.*, 883 A.2d 837, 846 (Del. Ch. 2004) (finding that a provision will be invalidated if it "vitiates or contravenes a mandatory rule of our corporate code or common law"). For example, in a recent opinion, the Delaware Supreme Court held that a proposed stockholder adopted by-law that mandated that the board of directors reimburse a stockholder for its expenses in running a proxy contest to elect a minority of the members of the board of directors would violate Delaware law because it mandated reimbursement of proxy expenses even in circumstances where a proper application of fiduciary principles would preclude doing so.[2] *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008).

In our view, for the reasons set forth below, we believe the Proposal would violate the statutory provision of the General Corporation Law, particularly Sections 145 and 141(a).

The Proposal Violates Section 145 of the General Corporation Law.

The Proposal disregards Section 145's balance of corporate power and corresponding safeguards and instead seeks to impose a blanket prohibition on any director indemnification in situations where under applicable law it is permissive but not mandated. The Proposal can be read to not only request that the Company amend its by-laws to deny directors their existing contractual right to indemnification but also to request that the Company adopt a policy that eliminates its discretionary power to grant indemnification on a case-by-case basis. Thus, the Proposal, if implemented, would deny the Company its statutory power to indemnify its directors in circumstances where a determination has been made in the specific case that indemnification is appropriate and in the best interests of the Company, in contravention of Section 145 of the General Corporation Law, which expressly authorizes indemnification under such circumstances.

The qualifying language in the Proposal that it is "to the fullest extent permissible under the General Corporation Law of the State of Delaware and other applicable laws," rather than "saving" the Proposal actually renders the Proposal a nullity since, as noted above, the requested action of the Board of Directors "to minimize the indemnification of directors" is not permissible under Delaware law.

The Proposal Violates Section 141(a) of the General Corporation Law.

To the extent the Proposal would remove from the Board the ability to determine whether to provide indemnification to Company directors as authorized by Section 145 of the General Corporation Law, it also violates Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides:

[2] Delaware law has since been amended to expressly permit by-laws mandating reimbursement of stockholders proxy expenses under certain circumstances. *See* 8 *Del. C.* § 113.

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 *Del. C.* § 141(a). Significantly, if there is to be any variation from the mandate of 8 *Del. C.* § 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." *See, e.g., Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966). The Certificate does not provide for management of the Company by persons other than directors, and the phrase "except as otherwise provided in this chapter" does not include by-laws adopted pursuant to Section 109(b) of the General Corporation Law.[3] Thus, the Board possesses the full power and authority to manage the business and affairs of the Company. *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984); *see also In re CNX Gas Corp. S'holders Litig.*, 2010 WL 2705147, at *10 (Del. Ch. July 5, 2010) ("the premise of board-centrism animates the General Corporation Law"); *McMullin v. Beran*, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 *Del. C.* § 141(a)); *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation."). The board's power and authority to manage the business and affairs of the Company includes the determination of whether to provide indemnification to its officers and directors. *See, e.g., Majkowski v. Am. Imaging Mgmt. Servs., LLC*, 913 A.2d 572, 580 (Del. Ch. 2006).

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[3] The Proposal does not expressly seek the adoption of a provision in the Certificate limiting the Company's power to grant indemnification. Even if the Proposal could be read to request such an amendment to the Certificate, a provision in the Certificate that denied the Company the power to indemnify its directors would be invalid under Delaware law. Section 102(b)(1) of the General Corporation law permits a certificate of incorporation to limit the powers of a corporation unless such limitation would violate the laws of Delaware. 8 *Del. C.* § 102(b)(1). Thus, a certificate of incorporation cannot impose a limitation that violates a Delaware statute or public policy under Delaware common law. *See, e.g., Sterling*, 93 A.2d at 118 (a charter provision may "not transgress a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself"). Section 145 of the General Corporation Law expressly provides that a corporation "shall have the power" to grant indemnification to its directors. Because this language clearly mandates that a corporation must be afforded the power to grant indemnification to its directors, it cannot be eliminated by a provision of the certificate of incorporation. In addition, Delaware has a strong public policy in favor of assuring key corporate personnel that the corporation will bear the risks resulting from performance of their duties. *Perconti v. Thornton Oil Corp.*, 2002 WL 982419, at *3 (Del. Ch. May 3, 2002). Delaware's policy which favors broad indemnification supports the conclusion that a provision of the certificate of incorporation cannot eliminate a corporation's statutory power to indemnify its directors.

In addition, the Company's Board cannot adopt an internal governance policy, whether though an amendment to the by-laws or other Board action, that prevents the Board in the future from exercising its managerial power and concomitant fiduciary duty to grant indemnification. The Delaware courts have held that a board cannot unilaterally adopt an internal governance provision that limits a future board's ability to take actions they believe will advance the corporation's best interests. *CA, Inc.*, 953 A.2d at 239-40. For example, in *CA, Inc.*, the Delaware Supreme Court held that a proposed stockholder adopted by-law that mandated that the board of directors reimburse a stockholder for its expenses in running a proxy contest to elect a minority of the members of the board of directors would violate Delaware law because it mandated reimbursement of proxy expenses even in circumstances where a proper application of fiduciary principles would preclude doing so. *Id.* Thus, a corporation's board or its stockholders may not bind future directors on matters involving the management of the company. *Id.*; *see also Quickturn Design Sys., Inc.*, 721 A.2d at 1281 (invalidating a provision that, under certain circumstances, would have prevented newly-elected directors from redeeming a rights plan for a six-month period); *Abercrombie v. Davies,* 123 A.2d 893, 899 (Del. Ch. 1956) (invalidating a provision in an agreement that required the directors to act as directed by an arbitrator in certain circumstances where the board was deadlocked), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957).

The Proposal requests the adoption of an amendment to the by-laws and supporting policy changes that would eliminate the power of current and future directors of the Company to indemnify the Company's directors even in situations where the directors believe such indemnification is in the best interests of the Company.[4] Providing indemnification to its directors is an important management tool for the Company's Board. The Company's Board may decide to provide indemnification to a director who meets the requisite standard of conduct for various reasons including obtaining a director's cooperation with the Company in connection with a proceeding, encouraging capable directors to serve on the Company Board, or supporting a director who has taken actions in the good faith belief that they were in the best interests of the Company and not unlawful. To the extent the Proposal purports to prevent the Company's current or future Board from awarding indemnification to directors in specific instances when the

[4] The Proposal extends far beyond any by-law or policy sanctioned by the Delaware courts. The most restrictive by-law upheld by the Delaware courts in the indemnification context was in *Frantz Manufacturing Co. v. EAC Industries*. In that case, the by-law amendment at issue required directors to obtain stockholder approval before providing indemnification to its directors, officers and employees. 501 A.2d 401 (Del. 1985). The Delaware Supreme Court upheld the by-law amendment without providing any analysis. Based on the reasoning in the more recent *CA* case, however, it is unlikely that this by-law amendment would be upheld if challenged today. Even if it would be upheld, however, the *Frantz* by-law amendment differs from the Proposal because the *Frantz* by-law amendment permits indemnification with the approval of the stockholders, while the Proposal prohibits director indemnification even if approved by stockholders that is not mandated by Delaware law.

requisite standard of conduct has been met and it is otherwise in the Company's best interests to grant indemnification, the Proposal is inconsistent with Section 141(a).

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders, would not be valid under the General Corporation Law and therefore is not a proper subject for stockholder action.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MJG/JJV